

For Immediate Release

8x8, Inc.

8x8, Inc. Announces Third Quarter Fiscal 2008 Results

Company Reports Record Quarterly Revenues and Net Income of $1.4 Million, $0.02 per share

SANTA CLARA, Calif., -- January 30, 2008 -- 8x8, Inc. (Nasdaq: EGHT), provider of Packet8 broadband Voice over Internet Protocol (VoIP), videophone and mobile VoIP communication services, today announced financial results for its third quarter of fiscal 2008 ended December 31, 2007.

Revenues for the third quarter of fiscal 2008 were $15.8 million, compared with $14.8 million for the second quarter of fiscal 2008 and $13.3 million for the same period of the prior year, an increase of 7% over the prior quarter and 19% year over year. Net income for the quarter was $1.4 million or $0.02 per share, the second highest quarterly earnings in the company's history, compared with a net loss of $2.6 million or ($0.04) per share for the second quarter of fiscal 2008 and a net loss of $2.8 million or ($0.05) per share for the same period last year. Total revenues for the nine-month periods ended December 31, 2007 and 2006, were $45.3 million and $38.7 million, respectively, an increase of 17%. The Company's cash and investments increased for the third consecutive quarter from $12.9 million in the quarter ended September 30, 2007 to $14.3 million at December 31, 2007, and have increased by $2.4M for the nine-month period ended December 31, 2007.

Packet8 Virtual Office revenues grew sequentially 8% quarter over quarter, representing 48% of total revenues in the third quarter of fiscal 2008. Packet8 residential, video and mobile services also grew sequentially over the 2nd fiscal quarter by 5%. Overall gross margin improved from 52% in the second quarter of fiscal 2008 to 65% in the third quarter of fiscal 2008 while service margins increased from 67% to 70%, respectively.

As of December 31, 2007, more than 10,000 businesses subscribed to the Packet8 Virtual Office service.

"We are very pleased to report the highest quarterly revenues and second highest quarterly earnings in the history of 8x8," said 8x8 Chairman & CEO Bryan R. Martin. "This was a great quarter for 8x8 and our Packet8 communications services as we surpassed a significant Virtual Office milestone and extended our leadership in the hosted business VoIP market. As businesses seek ways to reduce operating expenses, especially in the midst of uncertain economic conditions, we continue to see strong interest and demand for our cost-effective, feature-rich Packet8 Virtual Office services."

During the quarter, 8x8 sold two of its legacy, non-core patents to a third party for $1.2M, and accounted for the sale and payment as Other Income. The Company will retain a worldwide, non-exclusive, royalty-free license to use the technology covered by these patents for all of its current and future products.

Mr. Martin continued, "We are also pleased to report a significant success in our ongoing efforts to monetize the Company's significant portfolio of patents and other intellectual property. We believe that this transaction validates and establishes a baseline value of our portfolio in the marketplace, and we intend to continue efforts towards monetizing our intellectual property via licensing, covenant-not-to-sue agreements and other business arrangements and transactions in the future."

Mr. Martin concluded, "8x8 is well positioned in the VoIP industry going forward with a strengthened balance sheet, zero debt, a strong intellectual property portfolio, a new mobile offering and the most widely adopted hosted iPBX phone service in the small business market. We are looking forward to continuing these trends in 2008 and beyond."

8x8 will host a conference call today at 4:30 p.m. ET to discuss its third fiscal quarter results. The event and replays of the call can be accessed from the events page of 8x8's corporate website at http://www.8x8.com.

About 8x8, Inc.

8x8, Inc., the second largest standalone VoIP service provider in the U.S, offers internet-based telephony solutions (www.packet8.net) for individual residential and business users as well as small to medium sized business organizations. In addition to regular Packet8 VoIP service plans priced as low as $24.99 per month for unlimited anytime calling to the U.S., Canada and eight additional countries, 8x8 offers the Packet8 Tango Video Terminal Adapter along with accompanying monthly service plans also priced at $24.99 per month. Packet8 Virtual Office, 8x8's VoIP phone system for small to medium sized businesses, is a hosted PBX solution comprised of powerful business class features. Companies subscribing to Virtual Office pay just $49.99 per month per extension for enterprise class PBX functionality along with unlimited local and long distance calling in the U.S. and Canada. The Packet8 Complete Contact Center™ is a hosted multimedia call center distribution and management platform that works with any broadband Internet service and provides enterprise class contact center functionality combined with Virtual Office hosted iPBX calling features and business calling plans. Packet8 Softalk Office™, 8x8's PC-based soft phone client, offers high quality voice and video in-network calling as well as outbound calling to the PSTN. Packet8 MobileTalk™ is a breakthrough mobile service that dramatically improves the overall mobile international calling experience by routing overseas mobile phone calls over the award-winning, patent-protected Packet8 digital VoIP network. For additional company information, visit 8x8's web site at www.8x8.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our VoIP products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo, Packet8 Virtual Office and Packet8 Softalk are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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INVESTOR RELATIONS CONTACT:
Joan Citelli
jcitelli@8x8.com
(408) 687-4320

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2007	2006	2007	2006
Service revenues	$ 14,426	$ 11,515	$ 41,109	$ 32,632
Product revenues	1,378	1,800	4,205	6,110
Total revenues	15,804	13,315	45,314	38,742
Operating expenses:				
Cost of service revenues	4,364	4,555	12,780	14,332
Cost of product revenues	1,175	1,818	5,210	6,100
Research and development	1,081	1,094	3,164	3,672
Selling, general and administrative	9,604	8,833	28,573	26,536
Total operating expenses	16,224	16,300	49,727	50,640
Loss from operations	(420)	(2,985)	(4,413)	(11,898)
Other income, net	1,361	112	1,654	539
Income on change in fair value of warrant liability	448	40	2,098	4,338
Net income (loss)	$ 1,389	$ (2,833)	$ (661)	$ (7,021)
Net income (loss) per share:				
Basic	$ 0.02	$ (0.05)	$ (0.01)	$ (0.11)
Diluted	$ 0.02	$ (0.05)	$ (0.01)	$ (0.11)
Weighted average number of shares:				
Basic	61,927	61,420	61,857	61,297
Diluted	62,113	61,420	61,857	61,297

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	December 31, 2007		March 31, 2007	
ASSETS				
Current assets				
Cash and cash equivalents	$	8,769	$	6,735
Short-term investments		5,570		5,197
Accounts receivable, net		614		736
Inventory		1,896		2,629
Other current assets		877		1,502
Total current assets		17,726		16,799
Property and equipment, net		2,184		2,840
Other assets		144		319
Total assets	$	20,054	$	19,958
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	4,835	$	4,919
Accrued compensation		1,169		825
Accrued warranty		336		323
Deferred revenue		3,044		1,488
Other accrued liabilities		3,459		3,386
Total current liabilities		12,843		10,941
Other liabilities		133		253
Fair value of warrant liability		378		3,387
Total liabilities		13,354		14,581
Total stockholders' equity		6,700		5,377
Total liabilities and stockholders' equity	$	20,054	$	19,958